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                                                                    Exhibit 99.1


[VIVENDI UNIVERSAL LOGO]







                      Vivendi Universal announces sale of
               Canal+ Group's stake in Sportfive for E274 million



Paris, June 25, 2004 - Vivendi Universal (Paris Bourse: EX FP; NYSE: V) today announced the sale to Advent International of the 48.85% stake held by Canal+ Group in Sportfive, for a cash consideration of E274 million already collected.


Media                                     Investor Relations
Paris                                     Paris
Antoine Lefort                            Daniel Scolan
+33 (0) 1 71 71 11 80                     +33 (0) 1 71 71 32 91
Agnes Vetillart                           Laurence Daniel
+33 (0) 1 71 71 30 82                     +33 (0) 1 71 71 12 33
Alain Delrieu
+33 (0) 1 71 71 10 86

New York                                  New York
Flavie Lemarchand                         Eileen McLaughlin
+(212) 572 1118                           +(1) 212.572.8961